Exhibit 99.3

UBIC Announces Revisions to Financial Results Forecast for Fiscal Year ending March 31, 2016

NEW YORK, November [13], 2015 (GLOBE NEWSWIRE) — UBIC, Inc. (Nasdaq: UBIC) (TSE:2158) (“UBIC” or “the Company”), a leading provider of artificial intelligence (AI)-based big data analysis services, announced today revisions to its forecast, announced on May 13, 2015, of financial results for the year ending March 31, 2016 based on recent changes in business results. Accordingly, UBIC makes the following announcement.

Revision of the Financial Results Forecast

Revision of the consolidated financial results forecast for the year ending March 31, 2016 (from April 1, 2015 to March 31, 2016)

	Yen (millions)				Yen
	Net sales	Operating income/loss	Ordinary income/loss	Net income/loss	Net Income per Share
Forecast announced on May 13, 2015 (A)	8,000	600	500	350	10.01
Revised forecast (B)	10,300	600	500	30	0.85
Change (B) – (A)	2,300	0	0	-320	—
Change as percentage	28.8%	0%	0%	-91.4%	—
Actual results for the previous year ended March 31, 2015	6,274	266	434	260	7.45

Revision of the non-consolidated financial results forecast for the year ending March 31, 2016 (from April 1, 2015 to March 31, 2016)

	Yen (millions)			Yen
	Net sales	Ordinary income/loss	Net income/loss	Net Income per Share
Forecast announced on May 13, 2015 (A)	4,100	100	70	2.00
Revised forecast (B)	4,600	270	140	3.94
Change (B) – (A)	500	170	70	—
Change as percentage	12.2%	170%	100%	—
Actual results for the previous year ended March 31, 2015	3,718	434	316	9.07

Reason for Revision

The Company’s consolidated financial forecast for the year ending March 31, 2106 has been revised due to the impact of the acquisition of EvD, Inc., which was announced on July 31, 2015 in the Company’s press release entitled, “UBIC Announces the Establishment of a Subsidiary”. The Company believes and expects that its acquisition of EvD, Inc. will strengthen its pipeline, resulting in an increase in net sales and improved profitability, but those benefits are expected to be partially offset by an increase in operating expense for acquisition-related costs and goodwill amortization, as well as by unfavorable business performance of the Company’s other U.S. subsidiaries. As a result, operating income and ordinary income are expected to remain unchanged from the previous forecast. Net income is expected to fall below the forecast announced on May 13, 2015 due to the net income losses of the Company’s other subsidiaries in the U.S.

UBIC is moving to establish more efficient business operations and to improve its profit structure in the U.S. with a view to consolidation of EvD, Inc. and other subsidiaries in the U.S.

The Company’s revised non-consolidated financial forecast is expected to exceed the forecast announced on May 13, 2015 in net sales, ordinary income, net income and net income per share.

About UBIC, Inc.

UBIC, Inc. (Nasdaq: UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “VIRTUAL DATA SCIENTIST” or VDS. UBIC’s VDS technology is driven by UBIC AI based on knowledge acquired through its litigation support services. The VDS incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying VDS to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com